STOLT-NIELSEN S.A.                                  [LOGO OF STOLT-NIELSEN S.A.]

c/o Stolt-Nielsen Ltd.          Tel: +44 207 611 8960
Aldwych House                   Fax: +44 207 611 8965
71-91 Aldwych                   www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

NEWS RELEASE

                   STOLT-NIELSEN TRANSPORTATION GROUP TO BUILD
                     PETROCHEMICAL TERMINAL IN TIANJIN, CHINA

LONDON, ENGLAND - MARCH 9, 2006 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock
Exchange: SNI), announced today that its wholly-owned subsidiary, Stolt-Nielsen Transportation Group (SNTG), has signed a Memorandum of Understanding with the Lingang Harbor Affairs Company in Tianjin, China for the long-term lease of prime waterfront property upon which a state-of-the-art chemical and oil products terminal is to be built by SNTG.

The terminal will be owned and operated by SNTG. Over the next five years, the project is expected to result in the construction of 500,000 to 800,000 cubic meters of storage and related terminal facilities.

"Tianjin is both the main port serving the Tianjin-Beijing region and the gateway to North China," said Walter E. Wattenbergh, Managing Director of SNTG's Stolthaven Terminals division. "We are delighted to have the opportunity to work with our Chinese partners in Lingang to create a major new terminal to support the needs of both local and international companies with interests in the region."

The terminal will be located in the Lingang Development Zone, which is primarily dedicated to the petrochemical industry. The zone currently occupies an area of 20 square kilometers, with plans to expand to 80 square kilometers.

Wattenbergh noted that the construction of the new terminal underscored SNTG's strategic commitment to continued global expansion and investment in key emerging markets where customer demand for bulk-liquid transportation and storage services is accelerating.

Construction of the terminal will proceed in several phases. The initial phase will include 100,000 cubic meters of storage capacity at an estimated cost of $75 million. The terminal's first jetty is expected to be operational by August 2006 and will accommodate existing local producers. The terminal will be served by SNTG's global parcel-tanker fleet, as well as Stolt-NYK Asia Pacific Services, SNTG's regional fleet operated in partnership with NYK Lines. Further support will be provided by the coastal fleet of Shanghai Sinochem-Stolt Shipping Ltd., an SNTG regional partnership operating ten coastal tankers. The terminal is also expected to benefit from Stolt Tank Containers' expanding presence in the region, as tank containers increasingly displace drums in China's domestic markets.

SNTG, with headquarters in Rotterdam, established a representative office in Shanghai in 1994 and currently has offices in Shenzen, Shanghai and Tianjin, employing a total of 50 persons in China.

Contact:  Richard M. Lemanski
          U.S. 1 203 299 3604
          rlemanski@stolt.com

          Jan Chr. Engelhardtsen
          UK 44 20 7611 8972
          jengelhardtsen@stolt.com

ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary, Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality turbot and Southern bluefin tuna. The Company also owns 25% of Marine Harvest, the world's leading producer and supplier of farmed salmon.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in Stolt-Nielsen S.A.'s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which Stolt-Nielsen S.A. operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which Stolt-Nielsen S.A. operates; changes in the supply and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that Stolt-Nielsen S.A. transports; prevailing market rates for the transportation services that Stolt-Nielsen S.A. offers; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing Stolt-Nielsen S.A.'s older ships and building or purchasing new ships; the outcome of legal proceedings; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing Stolt-Nielsen S.A.'s aquaculture business; the ability to complete the Marine Harvest sale transaction; the impact of laws and regulations; uncertainties inherent in operating internationally; Stolt-Nielsen S.A.'s relationship with significant customers; the conditions and factors that may influence the decision to issue future dividends; the market for long-tem debt and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond Stolt-Nielsen S.A.'s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

                                  - end text -

                                        2